                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                          Securities Act of 1934

                                              Subject Company: COREL CORPORATION
                                                   Commission File No. 000-20562


03/08/00 - Corel Centre, Ottawa, Ontario, Canada
Press conference with Dr. Michael Cowpland, Dale Fuller, and Derek Burney "Corel's Annual and Special Meeting of the Shareholders, 1999"

MODERATOR: Good afternoon. Thank you for coming. To answer your questions are Dr. Michael Cowpland, President, CEO, and Chairman of Corel Corporation; Dale Fuller, President and CEO of Inprise/Borland; and Derek Burney, Chief Technology Officer at Corel Corporation. I open the floor to questions.

Q.(Off mic...)

MR. DALE FULLER: The entire Linux marketplace has been going down. We are still outperforming the entire Linux marketplace. I would be concerned if we were going down and the market was going up. That is fundamental. I think you have got to look at that. Two. Mr. Coates removing his support for the deal -- I am still waiting for, you know, why. I don't know why. You need to ask him.

DR. MICHAEL COWPLAND: And I think also, we are just beginning to get the story out about the benefits of the merger because it has taken us a while to distil it. Today has been one of the times which I think has been the first opportunity that many people have to see that. It is interesting -- apparently the stocks are up 10 per cent today. So it is obviously a good sign, especially bearing in mind it is coming so soon after Mr. Coates announcement.

Q.But do you think that there is going to be a serious threat to this deal as a result of what has happened -


MR. DALE FULLER: As I said earlier, you know, I am probably a paranoid because I went to Andy Grove's School of Paranoia in this whole computer space -- hey, sure, one person dissenting I don't like because obviously I haven't communicated sufficiently why this is the right deal. I am concerned about every single shareholder that we have.

Q. Can you clarify the timing when you first learned of Mr. Coates' opposition to the deal?

MR. DALE FULLER: I believe it was -- today is Wednesday? Is that right? Sorry, I flew in on a plane late last night -- so it was Monday morning was the first time and yesterday was the first time and then this morning was the first time I saw the press release in the papers.

Q. So you first learned of it on Monday morning you are saying?

MR. DALE FULLER: Yeah. There was a Web site that actually posted a letter of Bob's resignation on the Internet. And then the first time I ever really heard about the other things is when he released his own press release.

Q. So he didn't discuss it with you then?

MR. DALE FULLER:  Nope.  He didn't discuss it with anybody at Inprise.

Q. When do you begin trying to sell this deal to your shareholders? What will your main selling point on Corel --

MR. DALE FULLER: I think it is the future. If you look at -- it is not just necessarily Corel, but it is the combination of the two companies coming together give the opportunity for this new economy called "the Internet" and really leveraging the applications that we have; the applications both on it for the users, for developers, and for enterprise. That combination really gives a very strong, strong play out there in the future as we go forward.

Q. And (off mic...) companies you are looking at?

MR. DALE FULLER:  I am not willing to speculate on anything else beyond that.

Q. Mr. Coates said he didn't vote when the Board, Inprise/Borland, had to vote on the merger --

MR. DALE FULLER: Yeah, so on the morning of -- I mean, the time frame goes that we had been discussing this for quite a while as a Board and Bob had been participating in all of those Board meetings. He is on record supporting it.
At 8:00 o'clock on Sunday morning just before we had a 12-hour or 14-hour board meeting to go through all the final numbers and all the final things when we take the formal vote, Bob resigned before that with no reason. He just resigned.

Q. You didn't learn of his resignation until --

MR. DALE FULLER: No, no -- I am sorry -- I knew of his resignation on that day. I didn't know of his opposition. He did not oppose the deal at all. He has never said he opposed the deal. In fact, he is on record for supporting the deal. So Monday was the first day that I knew that he opposed the deal.

Q. And he didn't tell you why he resigned the day that he resigned?

MR. DALE FULLER:  No, he did not.

Q. You didn't ask him?

MR. DALE FULLER:  Yes, we did.

Q. And he told you ... what?
MR. DALE FULLER: You need to ask Bob. He hasn't said anything to us. We are waiting. We are still waiting.

Q. So he didn't respond to your question?

MR. DALE FULLER:  That is correct.

Q. Is he one of your largest shareholders?

MR. DALE FULLER: He is one of our largest shareholders. That is right. He owns about three per cent of the company -- three or four per cent -- the exact number, I am not sure, you need to ask him. He doesn't own more than five per cent, so he doesn't have to file any SEC forms that says he owns more than five per cent.

Q. So who are your largest shareholders --

MR. DALE FULLER:  Still a lot of institutions out there in the marketplace.

Q. Are they on-board?

MR. DALE FULLER:  Yes.  Yes.  I have talked to most of them.

Q. (Off mic...)

MR. DALE FULLER:  What is that?

Q. Do you remember his direct phone number?

MR. DALE FULLER:  Whose direct phone number?

Q. Bob.

MR. DALE FULLER:  I don't know his direct phone number.

Q. Mr. Cowpland, one of your shareholders was asking about a fall-back position if this doesn't go through. Are you concerned about this?

DR. MICHAEL COWPLAND: Well, we are very confident of it going through because as we roll out the benefits of the plan, I think it becomes obvious to be a fantastic strategy. This is one of the first kick-off days that people are beginning to hear about how powerful the approach is. The analysts we have been talking to have all really loved the story. But it has taken us a while to get everything, you know, lined up to hold the story out and it is just beginning now. As it does roll out, I think very few people wouldn't now agree that it is a terrific story.

Q. Except Mr. Coates might put a damper on it, would it not?

DR. MICHAEL COWPLAND: But it is just one shareholder. I mean, there are lots more out there --
MR. DALE FULLER: If you look at the Internet, you fundamentally have to first of all believe -- I am assuming most people here believe the Internet is growing?
--- no response

Is that a yes?

Okay. Good. All right. So, if you believe that, you know, then you see the combination of these two companies -- actually, the integration of them being applications that can be delivered to users; applications that developers create with our tools; and then deploying those across the enterprise, across application service providers or enterprise level things. We really have a great solution set teaming with partners like Red Hat; Microsoft is one of our partners, by the way; Sun; those sets of people. It really gives the benefit to the user to us because we are accessing the Internet. That is the great thing about it. And --

Q. Sorry.

MR. DALE FULLER:  Go ahead.

Q. The same great news about the Internet is what is also spreading this supposed bad news.

MR. DALE FULLER: Hey, that is the great thing about freedom: you have opposing opinions. And I don't want to squelch that because of, you know, of one opinion. I think there is always going to be that. I would rather have a contrarian view. If you all walked out of here today thinking, "Oh man, this is the greatest thing next to sliced bread!", I would worry about the Canadian press.

--- laughter

MR. DALE FULLER: I am hoping that you guys actually take this as, "You know, hm-mmm, this kind of makes sense. Let's give it a shot. Let's see what happens as a neutral position." That is what I am hoping for. That is the best I could hope for.

Q. We all understand that everybody thinks this is a great idea, but I am still wondering on Corel's side if there is any back-up plan whatsoever if this deal does not --

DR. MICHAEL COWPLAND: Well, basically, both companies are surging forward with their own plans and each one has a great story -- put them together, and you have got an even bigger story. But each on their own is very good anyway. It is not okay, it is kind of a fail-safe situation. Because we are dealing with open Web standards anyway, everything fits together. We really don't see any need to have a back-up plan per se because it is good either way. It is good if it goes ahead -- if it doesn't go ahead, it is good; if it goes ahead, it is fantastic.

Q. But the fact that you both have been selling this as a great plan and if it doesn't go ahead, that can't be good. So what do you then tell people if it doesn't go ahead?

DR. MICHAEL COWPLAND: Well, we will still work closely together because we both embrace the idea of open Web standards while having communications with legacy platforms like Solaris and Windows. We both have that story in parallel, put it together, you get more critical mass. Independently, they are both very self-sustaining.

Q. Is there a break-up fee at all if this deal doesn't go through?

DR. MICHAEL COWPLAND: That is only if management decide to independently go separate ways so we are not really looking at that.

Q. What is the break-up fee?

DR. MICHAEL COWPLAND:  It is not disclosed?

MR. CAREY STANTON:  Yes, it is.  It is $45 million if Corel wants to walk away -
-

Q. Canadian or U.S.?

MR. CAREY STANTON:  U.S. And it is $30 million if Borland wants to walk away.

MR. DEREK BURNEY: And you have to remember that both companies were headed in the same direction. We had a strategic partnership, which causes a lot of communication between the two companies. That is when it made sense between both companies to form together. So if that, for some reason, doesn't happen then we still share the same vision, we still have the same strategic partnership that we would employ.

MR. DALE FULLER: The thing for us -- and I will address the same question you were asking Mike -- is do we have a back-up plan? Sure. We are going be successful, as Mike is going to be. We are going to be successful with or without Corel.

          I think we can be exponentially greater with him. That is the reality of this. And in the Internet space, it is all about getting bigger, faster. That is what we are delivering. That is what we have the opportunity to -- it is ours to lose. It really is.

Q. Will you be contacting Mr. Coates to talk about some of these advantages and why he should change his --

MR. DALE FULLER: I think Bob will -- again, yes, I am more than willing to talk to Bob any time he wants to talk... He has basically, publicly, said he is going to provide me a letter, like over the next 48 hours, 48 hours ago, to list out reasons why.

Q. And you will contact him after that?

MR. DALE FULLER:  Sure.  Absolutely.

Q. Mr. Fuller, a question. If you could turn to Yahoo-Inprise bulletin board, you would find that Mr. Coates is not alone in his opinion and it is usually in pretty blunt terms about whether yourself, Mr. Cowpland, and the deal that's been done --

MR. DALE FULLER:  Sure.

Q. There are a lot of unhappy shareholders out there and there must be -- are you getting the same message on the phone about --

MR. DALE FULLER: I would caution you in, first of all, believing that the message boards are a large majority of our stockholders. Okay? That is the first thing. Secondly, I assure you as a CEO of a publicly traded company, I know who my large shareholders are and I would not do anything as crazy as a merger without already talking to them. Okay? As you know, we all do proxy. So you pretty much know where your large shareholders already sit.

Q But the rank and file, you know, the flavour of opinion --

MR. DALE FULLER: So whatever per cent is on the Yahoo message boards -- the two, three, or four per cent ... Okay? I am not putting them down because I think that they have a perception. And that is okay. And I want the contrarian position counted.

DR. MICHAEL COWPLAND: A lot of that has to do with communications too -- how well we get the message out. I know we kind of distilled the message to a really good presentation, there will be a lot more activity in that area and I think a lot more people will be won over to how good the combination is.

MR. DALE FULLER: The amazing thing is all you have to do if you want -- and I challenge you to go do this -- go look at the message boards 10 months ago. Okay? On April 1st, 1999. Okay? I started on the 9th. And look how negative it was. Look at when I got in there. "Oh, my God, this company is dead. Oh, it is never going to come back. Oh, blah, blah, blah." Okay? Then you go back to, you know, December-January-February: "Dale for king, Dale should be God, Dale should be this ..."

--- laughter

MR. DALE FULLER: First of all, I know that I haven't been elected. George Bush is winning the Republican announcement and Gore is winning the Democrat in the United States, so I haven't been elected President yet -- nor was I in the running. But the issue is as you see the sway, you know, it is -- we have got a long ways to go here in the integration. The amazing thing about it is right now, the whole tech stocks in Linux is down. It is down about 40 per cent. Go compare it. Red Hat, Corel, INPR, VA Linux, they are all down. We outperform them. We are only down 30 per cent and we are up today. So as that swing comes back, you know, we will be rising with the tide. I mean, that is the reality of this.

Q. Mr. Cowpland, if this deal doesn't go through, you don't have access to Inprise's large amount of cash -- which I assume is a positive from your point of view -- would you then have to make any move on that front in order to solidify your position?

DR. MICHAEL COWPLAND: No. Actually, our cash flow has been very good and we are very comfortable independently with our cash position.

MR. DALE FULLER: Can I buy some stock in your company right now just to hedge that? Because I think there is going to be a tremendous upside here if it doesn't go through either? I am willing to do that.

Q. Do you have dates or do you have an idea when you will start meeting with analysts to do ratio with them to sell the deal in March?

MR. DALE FULLER: Yeah. The aspect of it is in the U.S. we have some rules and regulations and I don't want to -- I am not the expert on the SEC. Okay? Nor do I plan to be. And I apologize to any SEC officers that are reviewing this!

--- laughter

MR. DALE FULLER: The time when we can actually do solicitation is about four weeks before the vote. Okay?

Q. Sorry.  Four weeks before...?

MR. DALE FULLER: About four weeks before the vote, the shareholder proxy vote. And that is after we file our HSR filing, which is the Hart-Scott-Rodino filing, and our S4s. So we are moving to that process. Once we file the HSR, which becomes a public document and the S4 becomes a public document, you can almost click off. The SEC has certain regulations and time frames, they have to respond to us. We have to then answer their questions and respond. So that might go back and forth, as Mike was saying earlier, maybe about 90 days from now. Okay? But we are looking at probably mid-June for the vote time frame. But until that point we can't really share with analysts like numbers -- the things they want to know is like, all right, what is your op-ex going to be, what is your head count going to be, blah, blah, all the different things that which are revenue -- we can't do that because we can't combine those yet.

Q. And you expect that the filings will be ... and completed you said in a matter of, what, a week?

MR. DALE FULLER:  Weeks.  Weeks.  Weeks.  Weeks.  Weeks.

Q. Do you expect the terms of the merger to change as a result of the change in stock value of the company?

MR. DALE FULLER:  Mike, can I get more money?
--- laughter

MR. DALE FULLER:  Let's negotiate here.  I want more!

DR. MICHAEL COWPLAND: I think we are very happy with the format we have got and we are steaming ahead with that.

Q. Can you (off mic...) from the large investors that you say --

MR. DALE FULLER: You can go to Wall Street -- actually, you can pull it off our Web site. Most of our large, institutional investors are there or go to sec.gov and you can actually look under the INPR and you can see who has filing. So all of the SEC forms that they have to file, you know, to say they have more than five per cent of the company.

Q. And you are confident those investors are still on-board with you?

MR. DALE FULLER: You know, again, paranoid-pessimist! Okay? There is always issues all the time. We still have 12 to 14 more weeks before we have to vote. A lot of things can happen between then and now, but I am very confident still that this is absolutely the right thing to do and our investors believe that as well.

Q. Corel will be having another special shareholders meeting to --

DR. MICHAEL COWPLAND: Yes. That will be on the same type of time frame, in parallel.

Q. Sorry, Mike, what?

DR. MICHAEL COWPLAND: It will be on the same time that -- about 90 days, give or take.

MR. DALE FULLER: I would suspect you would want to have them almost really close together because you don't want to have one going "Yes!", "No!", "Yes!" -- like what we do in the United States.

Q. There have been some published reports about the possibility that sales -- especially on the Windows side -- are flat for the first quarter. What are you projections for the first quarter or for the rest of the year? Are you still projecting growth or --

DR. MICHAEL COWPLAND: We are not really going into detailed projections, but we know that the Windows market is relatively saturated but stable. We think, as mentioned, it is a very good platform for growth into the open Web because of the huge user base and the fact that now is the time when people are beginning to get interested again in a multi-platform world as opposed to getting tunnelled into a single-vendor solution.

MR. DALE FULLER: And I will answer that question on our side. We are in a quiet period -- can't say!

Q. After announcing the deal I think you -- the company said that they expected to find $30 million in savings with the integration. Is that figure right?

MR. DALE FULLER:  No.

Q. What are you expecting to find then?

MR. DALE FULLER:  I will tell you later.

Q. Well, there was a published report I am sure that said --

MR. DALE FULLER: I am sure there was some editorial mistake made there. There was a number given out there. You know, to give you the exact number -- we can't tell you the exact numbers. I could tell you, though, internally we are working -- our team and Corel's team and the McKenzie(ph) Organization are working very closely together to build, you know, to build out all that stuff. So when we roll out all that information, it will be very clear. You will be able to see where cost savings are, where cost savings aren't, opportunities for additional cost reductions, opportunities for additional expenditures as we go out there, those types of things.

Q. Do you have broad indications at this stage, though, where you expect to find some of the savings? Whether it is admin or HR or --

MR. DALE FULLER: Sure. I mean, you look at it, we have two engineering organizations, two sales organizations -- I tell you, the CEO needs to be fired. Me! So I am gone! So there is cost savings. That is a dollar a year right there. There is a lot of duplicity and you can get rid of some of that, you know --

Q. Duplication.

MR. DALE FULLER:  I am sorry!  Thank you.
--- laughter

MR. DALE FULLER:  Editorial comment over there!
--- laughter

MR. DALE FULLER: But you have -- what you are able to do then you are able to leverage off of that, you know, as you go forward. I am not at liberty to discuss where our opportunities at this point until we get it done nor would it be prudent to share with you any numbers at this point because it could change. It could change as we find new opportunities.

Q. Mike, do we have a release date yet for the first quarter results?

DR. MICHAEL COWPLAND:  Do we?

MR. CAREY STANTON:  March 20th.

DR. MICHAEL COWPLAND:  March 20th.

Q. March 20th.  Thank you.

Q. And when is Inprise's?

MR. DALE FULLER: You know, if Fred was here, my CFO, he could tell you the exact date. It is somewhere in April because our quarter closes at the end of March. That is the end of our first quarter of the Year 2000.

MODERATOR:  We have time for one more question.

Q. I am not sure if I understood correctly. Will there be loss of jobs with this merger or --

MR. DALE FULLER: Yes, there is a loss of jobs. I am no longer CEO. So the answer to your question, yes.

Q. Creation of jobs?

MR. DALE FULLER:  Creation of jobs?  Yes, new Chairman of the Board!
--- laughter

MR. DALE FULLER:  So the answer to your question is, yes.

MODERATOR: If there are no more questions, that concludes the question-and-answer session. Thank you.

DR. MICHAEL COWPLAND:  Thank you.

MR. DALE FULLER:  Thank you very much.